DATE:  October 29, 2004

TRADING SYMBOL:

TORONTO & OSLO:  CRU

FRANKFURT:  KNC

OTC-BB-other:  CRUGF

NEWS RELEASE

Financial Results for the Year Ended June 30, 2004

LONDON, United Kingdom, DATE: October 29th 2004. Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK .

For the year ended June 30, 2004 the Company recorded a net loss of $3.8 million ($0.03 per share) compared with a loss of $18.9 million ($0.14 per share) for the year ended June 30, 2003. During the year ended June 30, 2004 the Company continued its strategy of divesting non-core investments and focusing on the development of its development projects, principally, Nalunaq Gold Mine. With the achievement of commercial production and initial mineral revenues in the first quarter subsequent to June 30, 2004 the Company ends its financial year with development activities at Nalunaq substantially complete.

Administrative expenses were $6.6 million for the year compared to $5.3 million for the year ended June 30, 2003. This increase is almost entirely attributable to the commencement of production at Nalunaq and arises in the last quarter of financial year 2004.

Legal and professional fees for the year are $0.9 million compared to $1.7 million for the year ended June 30, 2003. Legal and professional costs exclude legal, professional costs of $0.3 million incurred by the Company following the issue of convertible bonds in September 2003.  These costs have been capitalised and carried in the balance sheet as part of deferred financing costs. Included in professional fees for the year ended June 30, 2003 were non-recurring legal costs amounting to $0.6 million relating to corporate reorganization, bank financing for Nalunaq and the formation of the new company for Nalunaq.

Interest and finance charges for the year are $2.4 million compared to $0.3 million for the year ended June 30, 2004. These charges for 2004 derive almost entirely from interest, amortization of financing costs and accretion charges arising from convertible bonds issued by the Company in the year. These bonds bear interest at 9% payable semi-annually in arrears.

The equity earnings from the Company’s investment in Barberton Mines Limited (“Barberton”) are $2.8 million compared with $0.1 million for the year ended June 30, 2003.  The Company acquired its 20% interest in Barberton on June 15, 2003 for a total cash injection of $5.1 million. The Company’s equity interest in the results of Barberton for the year ended June 30, 2004 reflects a full year of ownership compared to a fifteen-day period for the year ended June 30, 2003. Included in the results for Barberton for the year are non-recurring profits of approximately $1.6 million arising from hedging profits. The incorporation of these profits into the financial statements is consistent with Canadian generally accepted accounting principles.

At June 30, 2004, the Company’s main source of liquidity was cash of $2.7 million (2003 - $6.6 million). At June 30, 2004, the Company’s consolidated working capital comprising, debtors, stocks, marketable securities and accounts payable was $1.2 million (2003 - $10.3 million).

The Company had total assets of $100.1 million at June 30, 2004 (2003 - $68.4 million) and shareholder’s equity of $62.9 million (2003 - $57.5 million).

Subsequent Events

The Company, with its declared target of becoming a mid tier producer within the next two- three years and recognising the importance of a strong treasury position, announced after the year-end that it had decided to draw down a senior unsecured bond loan of NOK 150 million with a fixed interest of 9.5%. The loan drawn down on 27 October 2004 will be repaid on 27 October 2009. The Company may redeem the loan in October 2007 at a price of 103.0% and in October 2008 at a price of 101.5%. The proceeds of the bond will enable the Company to pursue its growth strategies on both organic and non-organic projects, increased exploration and possible acquisitions.

Corporate Structure

During the year a clear corporate structure has been established with all Gold assets/projects, Nalunaq, Nanortalik, Hwine Butre Minerals and Barberton placed in Crew Gold Corporation and all non-gold assets, Seqi, Mindoro and Pamplona placed in its 100% owned subsidiary Crew Minerals AS. There is a distinct difference in risk profile in the two companies. The higher risk will be taken in Crew Gold Corporation, which seeks to develop small to medium sized precious metals and gold projects from exploration through to production. Crew Minerals will seek to minimize its risk profile by offsetting economic and operational risk through partnership and joint ventures. Crew Gold Corp will on an ongoing basis consider a spin off of Crew Minerals AS, or projects in Crew Minerals, as separately listed companies.

In addition to the operational focus on the projects, the Company has been very conscientious on strengthening and broadening its business knowledge on all levels, and in all fields.  During the year we welcomed Simon Malone (Chairman and founder of Metorex), Brian Hosking (President and founder of Meyer-Hosking) and in October, Dr. Michael Price (Managing Director Barclays Capital) onto the Board.  Crew has a very well qualified team to build the Company further into a mid-tier producer in the near time horizon and hopefully even further over time.

Outlook

Mining at Nalunaq commenced on 1 May 2004.  By 4 August 2004 (after 3 months of operations) a production rate of 330 tonnes per day (equivalent to 118,800 tonnes per annum) had been achieved at a grade of 20g/t.  Subsequent to year-end further activity has resulted in improved grade control and the mining rate being increased to 450 tpd (equivalent to and annualized production of 160,000 tonnes) in line with the existing mine plan.  Efforts are now being focused on improving cost control, increasing the run of mine grade through better mining control and the acquisition of vacuum pumps.

Management is of the opinion that the mine output can be increased to an average above 500 tpd given that this is found economically beneficial under the long-term development plans for the mine. Planning work is being undertaken to develop an alternative new mine plan as well as demonstrating additional ore reserves.

The Company has now transformed Nalunaq into a fully operational producer of gold. The benefits of this will be seen during the course of Fiscal-Year 2005 as the revenue, profit and cash stream from the operation is firmly established. An ambitious exploration program has been initiated for this winter for Nalunaq to increase the resource base to warrant an on-site processing plant and or increased production.

In forthcoming months, efforts will be focused on advancing other projects in the Company’s portfolio and evaluate other growth opportunities. The Company is committed to increase its resource base and this resource expansion is expected to come from both exploration on our own properties, but also from possible acquisitions. Crew has for the past 4-6 months evaluated a number of possibilities and do believe there are good prospects for achieving its resource expansion and mid tier production ambition. The Company believe the growth focus is important and necessary to be able to meet the ever more demanding regulatory, financial and operational challenges for junior mining companies.

The Company has a quality portfolio of projects that from management’s view represent considerable potential for growth in the years to come. The financial position is sound, and the Company has adequate liquid resources to fund the immediate development of its mining and exploration properties. On an ongoing basis the Company will consider other business opportunities that would suit its corporate strategies and profile.

To see complete financial results click on:

http://www.crewgold.com/default.asp?V_DOC_ID=910

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com